UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 4, 2025

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-273441), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated December 4, 2025 entitled

‘ Vodafone to gain control of and fully consolidate Safaricom’

4 DECEMBER 2025 | LONDON, UK

Vodafone to gain control of and fully consolidate Safaricom

•	Vodafone’s African subsidiary, Vodacom, to acquire 20% of Safaricom, taking its stake to 55%
•	15% will be acquired from the Government of Kenya and 5% from Vodafone

Vodafone Group’s African subsidiary, Vodacom Group Ltd (“Vodacom”) has agreed to acquire an effective 20% of the issued share capital in Safaricom Plc (“Safaricom”), Kenya’s leading telecoms operator (the “Acquisition”).

Vodacom will acquire 15% from the Government of Kenya (the “GOK”) for a cash consideration of €1.36 billion1 (KES 204 billion2), and 5% from Vodafone3 for a cash consideration of €0.45 billion (KES 68 billion).

Following completion of the Acquisition, Safaricom will be owned by Vodacom (55%), the GOK (20%) and public investors4 (25%) and will be consolidated by both Vodacom and Vodafone.

Transaction rationale

The Acquisition provides both Vodafone and Vodacom with an opportunity to gain controlling ownership of one of Africa’s most successful telecoms and financial services businesses.

Listed on the Nairobi Securities Exchange, Safaricom is Kenya’s largest telecoms company, with a market capitalisation of €7.7 billion. Safaricom also owns a scaled tower and spectrum portfolio in Kenya, as well as M-Pesa – a world-leading fintech business – with over 100 million daily transactions and 38 million M-Pesa customers in Kenya. Safaricom also owns a majority shareholding in Safaricom Ethiopia. In the six months to 30 September 2025, Safaricom’s service revenue in Kenya was up 9.3% over the corresponding period last year, underpinned by strong M-Pesa revenue growth of 14%.

Margherita Della Valle, Vodafone Group CEO, said: “In line with our focus on growth, this is an opportunity to gain a controlling shareholding in a highly successful African business in an attractive market. We have enjoyed a successful partnership with Safaricom since 2000, including the co-development of M-Pesa, which has brought wide-ranging financial inclusion to millions of customers.”

Completion timetable

Completion of the Acquisition is subject to a number of conditions, including, but not limited to, regulatory approvals in Kenya, South Africa and Ethiopia.

The Acquisition is expected to close in the first quarter of the 2026 calendar year.

Full transaction details are contained in Vodacom’s announcement, available here: https://www.vodacom.com/share-price-and-sens.php

<ENDS>

Registered Office: Vodafone House, The Connection, Newbury,

Berkshire RG14 2FN, England. Registered in England No. 1833679	everyone.connected

Notes to Editors

1.	Subject to customary closing adjustments.
2.	Based on a Euro to Kenyan shilling of 1 Euro:150.5 KES.
3.	Vodafone, through its subsidiary Vodafone International Holdings B.V., will sell its remaining 12.5% stake in Vodafone Kenya Limited (equivalent to an effective 5% stake in Safaricom), to Vodacom.
4.	Via Safaricom’s listing on the Nairobi Securities Exchange.

Contact details

Media Relations: Vodafone.com/media/contact GroupMedia@vodafone.com	Investor Relations: investors.vodafone.com ir@vodafone.co.uk

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 220 million IoT connections globally, and we provide financial services to around 94 million customers across seven African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

Registered Office: Vodafone House, The Connection, Newbury,

Berkshire RG14 2FN, England. Registered in England No. 1833679	everyone.connected

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 4, 2025	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary